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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70600

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 01, 2023 (MM/DD/YY) AND ENDING December 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Foro Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2173 Hawkins Street, Suite D
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael S. Marr	704-634-0095	mmarr@forocapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

June 25, 2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Marr_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Foro Capital Markets, LLC_____, as of February 15_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Texas
Denton County



Griffin Neubauer
_____
ID NUMBER
134571890
COMMISSION EXPIRES
September 25, 2027

Signature: _Michael Stewart Marr_____

Title: _____
Chief Financial Officer

_____
Notary Public
Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Foro Capital Markets, LLC

Audited Financial Statements

and

Accompanying Information

For the Year Ended December 31, 2023

FORO CAPITAL MARKETS, LLC
INDEX FOR FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023



goldman & COMPANY, CPAS

Report of Independent Registered Public Accounting Firm

To the Member of
Foro Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Foro Capital Markets, LLC as of December 31, 2023 and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Foro Capital Markets, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Foro Capital Markets, LLC's management. Our responsibility is to express an opinion on Foro Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Foro Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Foro Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2024

1

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Foro Capital Markets, LLC
Statement of Financial Condition

Assets

		December 31, 2023
Cash and cash equivalents	$	65,952
Prepaid expenses		2,699
Other assets		125
Total assets	**$**	**68,776**

Liabilities

Accounts payable and accrued expenses	$	4,089
Due to Foro Holdings, Inc.		38,616
Total liabilities		**42,705**

Equity

Member's equity		**26,071**
Total liabilities and member's equity	**$**	**68,776**

The accompanying notes are an integral part of these statements.

Foro Capital Markets, LLC
Statement of Operations

		Year ended December 31, 2023
Revenues		
Advisory Fees	$	70,000
Non reimbursable retainer		3,000
Registered representative reimbursement		2,500
Total revenues		**75,500**
Expenses		
Accounting fees		16,267
Registered representative commissions		64,229
Computer expense		8,656
Filing Fees		202
Contract labor		
Legal & professional services		10,485
Office supplies & software		1,308
FINRA regulatory fees		6,901
SIPC regulatory fees		118
Shared expenses		
Shared computer		1,708
Shared consulting		141,390
Shared insurance		17,318
Shared rent		7,497
Total Shared Expenses		167,913
Staffing expense		534
State taxes & licenses		538
Total expenses		**277,151**
Net income (loss)	$	**(201,651)**

The accompanying notes are an integral part of these statements.

Foro Capital Markets, LLC

Statement of Change in Members's Equity

For the Year Ended December 31, 2023

Balance December 31, 2022	**$**	**59,006**
Net loss	$	(201,651)
Conversion of ESA balance to equity	$	168,716
Balance December 31, 2023	**$**	**26,071**

The accompanying notes are an integral part of these statements.

Foro Capital Markets, LLC

Statement of Cash Flows

	For the year ended December 31, 2023
Cash flows from operating activities	
Net income (loss)	$ (201,651)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Decrease in prepaid expenses	541
Decrease in other assets	73
Increase in accounts payable and accrued expenses	555
Decrease in due to Foro Holdings Inc	(710)
Decrease in deferred revenue	(3,000)
Total adjustments to reconcile net income (loss)to net cash provided by operations:	(2,541)
Net cash used in operating activities	**(204,192)**
Cash flows from financing activities	
Foro Capital Markets Holdings, Inc.	168,716
Net cash provided by financing activities	**168,716**
Net cash increase (decrease) for period	**(35,476)**
Cash and cash equivalents at beginning of period	**101,428**
Cash and cash equivalents at end of period	**$ 65,952**

The accompanying notes are an integral part of these statements.

Note 1 - Nature of operations

Foro Capital Markets, LLC. (the "Company"), a North Carolina limited liability company, is a registered capital acquisition broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Basis of Accounting-The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC"). The Company is evaluating new accounting standards and will implement as required.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fee Revenue

The Company implements revenue recognition guidance ASU 2014-09, collectively ASC 606, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for

certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue on the Statement of Financial Condition. There is not deferred revenue as of December 31, 2023.

Income taxes

The Company has elected to be treated as a limited liability company for state and federal income tax purposes and is a wholly owned subsidiary of Foro Capital Markets Holding, Inc. As such, substantially all income or loss of the Company is reported by the parent company. Accordingly, no provision for income taxes has been included in the accompanying financial statements. Management has evaluated the tax positions of the Company, and it is the opinion of management that there are no uncertain tax positions that would be material to these financial statements. The Company did not incur any federal income tax expense in 2023.

Note 3- Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2023 were as follows:

Net capital $23,247, Excess Net Capital $18,247

Net capital ratio (ratio of indebtedness to capital) 1.84 to 1

Note 4 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5- Related Party Transactions

The Company is a wholly owned subsidiary of Foro Capital Markets Holdings, Inc. ("FCMH"). FCMH is wholly owned by Foro Holdings, Inc. ("FH"). Effective April 1, 2022 (as amended effective July 1, 2022), the Company entered into an Expense Sharing Agreement ("ESA") with FH, which was further amended effective June 1, 2023, to include FCMH as a party to the ESA. Pursuant to the ESA the Company was allocated certain consulting fees, rent, technology and licensing and insurance costs (collectively "Fees") totaling $167,913 which were paid by FH, and $38,616 is payable to FH as of December 31, 2023. During the fiscal year ended December 31, 2023, FH and FCMH agreed to convert intercompany receivables totaling $168,715.78 due from the Company pursuant to the ESA to capital contributions, first from FH to FCMH and then from FCMH to Company. Other than as disclosed above, no other significant related party transactions were incurred.

Note 6 – Subsequent Event

The Company has evaluated subsequent events through February 15, 2024, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Note 7 – Concentration

A majority of the Company's revenue is from one (1) referral engagement.

Note 8 – Going Concern

The Company sustained a net loss for the current period and negative cash flow from operations. However, it is the intent of ownership and management to fund operations to meet current obligations and net capital requirements through capital contributions or increased revenue.

Foro Capital Markets, LLC

For the Year Ended December 31, 2023

Computation of Net Capital and Net Capital Ratio

under Rule 15c3-1 of the Securities Exchange Commission

	Year ended December 31, 2023
Equity from Statement of Financial Condition	$ 26,071
Plus:	
Non-cash adjustments to Net Capital	$ -
Less:	
Nonallowable assets and miscellaneous capital charges	(2,824)
Net Capital	$ 23,247
Aggregate indebtedness	$ 42,705
Minimum net capital required (the greater of $5000 or 6 2/3% of aggregate indebtedness	$ 5,000
Net Capital excess of minimum requirements	$ 18,247
Ratio of aggregate indebtedness to net capital	1.837 to 1

The accompanying notes are an integral part of these statements.

There is no material difference in the above computation and the Company's net capital reported in the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS Reports as of December 31, 2023.

Foro Capital Markets, LLC

For the Year Ended December 31, 2023

Computation for Determination of Reserve Requirements

under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption under Rule 15c303 in reliance on Footnote 74 of the SEC Release No. 34-70073 and as discussed in Q8 of the related FAQ issued by the SEC staff.

The Company does not hold customer funds or securities.


Schedule III

Foro Capital Markets, LLC

For the Year Ended December 31, 2023

Information Relating to the Possession or Control Requirements under Rule 15c3-3

of the Securities and Exchange Commission


The Company does not claim an exemption under Rule 15c3-3 in reliance on Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

The Company does not hold customer funds or cash.



Independent Registered Public Accounting Firm's Report on Exemption

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foro Capital Markets, LLC

We have reviewed management's statements for the year ended December 31, 2023, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Foro Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company <u>limited its business by engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.</u>

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year year ended December 31, 2023, without exception.

Foro Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foro Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2024

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Exemption Report



Foro Capital Markets, LLC Exemption Report

Foro Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) As set forth in Article B. (2) of the Company's Membership Agreement, the Company does not claim an exemption under 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period most recent fiscal year without exception.

Foro Capital Markets, LLC

I, Michael S. Marr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Michael Marr*
Name: Michael S. Marr
Title: Financial and Operations Principal Officer

January 9, 2024